FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit				Brigham Exploration Company (BEXP)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	11 Madison Avenue						December 20, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York,	New York	10010						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Series B Preferred Stock		12/20/02				P			360,450	A	(13)		360,450		I		(1)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			19,632	A	(13)		19,632		I		(2)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			6,571	A	(13)		6,571		I		(3)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			4,681	A	(13)		4,681		I		(4)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			3,106	A	(13)		3,106		I		(5)(9)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			626	A	(13)		626		I		(6)(8)(11)(12)

	Series B Preferred Stock		12/20/02				P			104,934	A	(13)		104,934		I		(7)(10)(11)(12)

	Common Stock		12/20/02				P			1,848,463	A	(14)		1,848,463		I		(1)(8)(11)(12)

	Common Stock		12/20/02				P			100,675	A	(14)		100,675		I		(2)(8)(11)(12)

	Common Stock		12/20/02				P			33,699	A	(14)		33,699		I		(3)(8)(11)(12)

	Common Stock		12/20/02				P			24,005	A	(14)		24,005		I		(4)(8)(11)(12)

	Common Stock		12/20/02				P			15,926	A	(14)		15,926		I		(5)(9)(8)(11)(12)

	Common Stock		12/20/02				P			3,210	A	(14)		3,210		I		(6)(8)(11)(12)

	Common Stock		12/20/02				P			538,124	A	(14)		538,124		I		(7)(10)(11)(12)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

	Warrant		$4.35		12/20/02				P						6/20/03	12/20/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	1,657,241		(13)		3,184,395(+)		I		(1)(8)(11)(12)

	Common Stock	90,262		(13)		154,713(+)		I		(2)(8)(11)(12)

	Common Stock	30,211		(13)		30,211(+)		I		(3)(8)(11)(12)

	Common Stock	21,522		(13)		21,522(+)		I		(4)(8)(11)(12)

	Common Stock	14,280		(13)		14,280(+)		I		(5)(9)(8)(11)(12)

	Common Stock	2,878		(13)		2,878(+)		I		(6)(8)(11)(12)

	Common Stock	482,456		(13)		482,456(+)		I		(7)(10)(11)(12)

Explanation of Responses:

(+)
This number represents the aggregate number of shares of Common Stock underlying the Warrants beneficially owned at the end of the month.
(1)
These securities are held by DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ('MBP').
(2)
These securities are held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V. ('DOP').
(3)
These securities are held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V. ('DOP-1').
(4)
These securities are held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V. ('DOP-2').
(5)
These securities are held by DLJ MB Partners III GmbH & Co. KG, a German limited partnership ('MBP GmbH').
(6)
These securities are held by Millennium Partners II, L.P., a Delaware limited partnership ('MPII').
(7)
These securities are held by MBP III Plan Investors, L.P., a Delaware limited partnership ('MPIII').
(8)
DLJ Merchant Banking III, Inc., a Delaware corporation ('MBIII Inc.'), is the Managing General Partner of MBP and MPII and the Advisory General Partner of DOP, DOP-1 and DOP-2. MBIII Inc. is a wholly owned subsidiary of DLJ Capital Investors, Inc., a Delaware corporation ('DLJCI').
(9)
MBP is the Managing Limited Partner of MBP GmbH.
(10)
DLJ LBO Plans Management Corporation, a Delaware corporation ('LBO'), is the Managing General Partner of MPIII.
(11)
Credit Suisse First Boston (USA) Inc., a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc. ('CSFB-USA'), is the sole stockholder of DLJCI and LBO.

(12)
This Form 4 is being filed by Credit Suisse First Boston, a Swiss bank (the 'Bank'), on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the 'CSFB business unit' or the 'Reporting Person'). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

  Credit Suisse First Boston, Inc., a Delaware corporation ('CSFBI'), owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ('CSG').

  The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

  CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

  The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(13)
The securities reported herein were purchased pursuant to a Securities Purchase Agreement, dated as of December 20, 2002, between Brigham Exploration Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the 'Purchase Agreement'). Pursuant to the Purchase Agreement, each of MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII paid $20.00 per unit of securities (the 'Unit'), with each Unit consisting of (i) one share of Series B Preferred Stock and (ii) Warrants to purchase 4.5977 shares of Common Stock.
(14)
The securities reported herein were purchased pursuant to an Omnibus Agreement, dated as of December 20, 2002, between Brigham Exploration Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the 'Omnibus Agreement'). Pursuant to the Omnibus Agreement, each of MBP DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII converted certain senior convertible debt acquired from Shell Capital, Inc. into an aggregate of 2,564,102 shares of Common Stock.

/s/ Ivy Dodes	12/24/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002